

October 22, 2010

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

     RE: **Bank of America Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Forms 10-Q for the Quarterly Periods Ended March 31, 2010
            and June 30, 2010
            File No.: 001-06523

Dear Mr. Moynihan:

     We have reviewed your response letter dated August 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases, page 30

1.   We note your response to prior comment ten of our letter dated May 3, 2010. In your response, you clarified that your renegotiated loans are classified as TDRs. However, it is not clear from your disclosure on pages 31 – 32 that your renegotiated portfolio is

classified similarly. For example, on page 31 you quantify the amount of performing and nonperforming TDRs; however it does not appear that your $14.1 billion renegotiated portfolio is included in these amounts. Please revise your future filings to clarify whether the loans in your renegotiated portfolio are classified as TDRs. To provide greater clarity around your TDR portfolio, please also consider disclosing your TDRs in a tabular format by loan type and accrual status.

Note 8 – Securitizations and Other Variable Interest Entities, page 34

2.   We note your responses to comments two through five of our letter dated July 30, 2010 and the related disclosures on pages 40 – 41 related to your representations and warranties obligations. In an effort to provide greater transparency surrounding your representations and warranties exposure, please revise your future filings to disclose the following:

- Provide a tabular rollforward of your representations and warranties obligation for each period presented, with clear disclosure about the types of claimants that are excluded from your accrual (e.g., certain monoline insurers, private label investors, and any other significant third parties not already disaggregated.);
- Provide a sensitivity analysis that illustrates how changes in significant assumptions would impact the amount of your recognized repurchase obligation;
- We note that you disclose the unpaid principal balance of loans for which the monolines requested loans files for review but for which no repurchase request has been received. If available, provide similar disclosure for GSEs and other purchasers; and
- With respect to your unresolved repurchase requests from monoline insurers, separately disclose the amount of unresolved repurchase requests for those monolines for which a liability has not been established.

3.   As a related matter, in your response to comment five you state that monoline repurchase claims are generally made on loans that have or will have a loss and where the monolines have advanced funds to the securitization trusts. Please tell us and revise your future filings to disclose what happens in the event a monoline insurer ceases funding advances to a securitization trust and how this information is taken into account when estimating your repurchase obligation.

Note 11 – Commitments and Contingencies, page 53

Litigation and Regulatory Matters, page 57

4.   We note that you disclose an aggregate possible range of loss in excess of amounts accrued for certain litigation matters for which you are able to estimate a range of possible loss. In the interest of transparency, please revise your future filings to clearly

disclose that this range of possible loss does not represent your maximum loss exposure as you were not able to estimate a range of loss for all of your litigation matters.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions.

Sincerely,

Hugh West
Accounting Branch Chief